February 26, 2013

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Susan Block

Re:	Camp Nine, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed February 25, 2012 File No. 333-184881

I write on behalf of Camp Nine, Inc. (the “Company”) regarding the above-referenced Amendment No. 3 to Registration Statement on Form S-1, filed February 25, 2013, (the Comment Letter”).

We have made revisions to our Registration Statement in order to update our business plan, disclose an additional risk factor that has emerged as a result of the updating of the business plan, provide greater consistency and additional clarity between provisions that address the same topic and correct a typographical error.

The changes are as follows:

While we believe that our three surfboard models to date perform well and have been accepted by our buyers, there can be no assurance that future surfboards models will perform well and be accepted by consumers, Page 7.

1. The risk factor While we believe that our three surfboard models to date perform well and have been accepted by our buyers, there can be no assurance that future surfboards models will perform well and be accepted by consumers, on Page 7, has been added to reflect the risk that the Company’s new surfboard model that it anticipates introducing, The Classic, may not be accepted by consumers and thus saddle the Company with an unsellable product. The risk factor reads as follows:

While we believe that our three surfboard models to date perform well and have been accepted by our buyers, there can be no assurance that future surfboards models will perform well and be accepted by consumers.

To date we have three surfboard models, the Ace 1, the Hot Pocket and the Bandito. We have not received any negative feedback from our buyers on the performance of these models. We are working on a new surfboard model, The Classic. The Classic, and any future surfboard model that we may create, may not be well received by consumers. If consumers do not like the performance of a surfboard model, then such surfboard model may become difficult if not impossible to sell, thus leaving us with unsellable inventory and a resultant loss.

Because our president, Mr. Garcia, currently occupies all corporate positions, we have a material weakness in our internal control over financial reporting, Page 9, has been revised to correct a typographical error. The word “currently” was repeated in the header. The risk factor was revised to read as follows:

2. The risk factor, Because our president, Mr. Garcia, currently occupies all corporate positions, we have a material weakness in our internal control over financial reporting, on Page 9 has been revised to correct a typographical error. The word “currently” was repeated in the header. The typographical error was corrected and now reads as follows:

Because our president, Mr. Garcia, currently occupies all corporate positions, we have a material weakness in our internal control over financial reporting.

Our internal control over financial reporting is not effective. Our management identified the following material weaknesses in our internal control over financial reporting, which are indicative of many small companies with small staff: (i) inadequate segregation of duties and effective risk assessment; and (ii) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of both US GAAP and SEC guidelines.

because we are currently considered a “shell company”, page 12

3. The risk factor because we are currently considered a “shell company”, on Page 12 has been revised so that it is more consistent with the statements regarding the restricted nature of our stock on page 23 “rule 144 shares” and to more clearly state the means by which restricted stock can be sold. The bolded, underlined language in the body of the risk factor was added. The revised risk factor now reads as follows:

We are currently considered a “shell company” within the meaning of Rule 12b-2 under the Exchange Act and Rule 405 of the Securities Act of 1933, in that we currently have nominal operations and nominal assets other than cash.  Accordingly, the ability of holders of our common stock to re-sell their shares may be limited by applicable regulations.  Specifically, all of the presently outstanding shares of our common stock are currently considered “restricted securities”, as defined under Rule 144 promulgated under the Securities Act. Shares of common stock which are considered “restricted securities” may not be sold except through a qualified registration statement under the Securities Act, pursuant to Section 4(1) of the Securities Act, or by meeting the conditions of Rule 144(i) under the Securities Act.

Products and Pricing, page 20

4. The company anticipates introducing a new model surfboard, The Classic, in May 2013. The Company felt it would be prudent to update its products and pricing section to reflect that a new model surfboard would be available in the near future. The following language was added to the products and pricing section:

We are currently designing another surfboard called The Classic which we consider to be a fun shortboard. We are designing this surfboard to have a fun surfboard that can be used in greater wave heights than our current model fun surfboard, the Hot Pocket. It is our intention to have The Classic available for sale to the public by May of 2013. The Classic can be described as follows:

•	The Classic
o	We believe the Classic Board is a fun shortboard. As with the Hot Pocket, this board will be designed with an emphasis on making it easier to catch waves and ride them without worrying about maneuverability on the wave. We believe that this surfboard will be good for waves up to 10 feet but is not suitable for waves beyond that height.
o	We anticipate that it will be available in only a 5’11” height.
o	We anticipate that this model will be priced at $675. As with the other models though we may sell it a discounted price. If it is sold at a discounted price, we do not believe that it would be sold for less than $400.

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“Rule 144 Shares,” at page 23

5. The main paragraph on page 23 “rule 144 shares” has been revised to more clearly state the means by which restricted stock can be sold. The entire paragraph was reproduced below. The bolded, underlined language is the added language.

All of the presently outstanding shares of our common stock are "restricted securities" as defined under Rule 144 promulgated under the Securities Act. Shares of common stock considered “restricted securities”, may only be sold pursuant to an effective registration statement or an exemption from registration, if available.  Pursuant to Rule 144, one year must elapse from the time a “shell company,” as defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act, ceases to be a shell company and files Form 10 information with the SEC, during which time the issuer must remain current in its filing obligations, before a restricted shareholder can resell their holdings in reliance on Rule 144. Form 10 information is equivalent to information that a company would be required to file if it were registering a class of securities on Form 10 under the Exchange Act. Under Rule 144, restricted or unrestricted securities, that were initially issued by a reporting or non-reporting shell company or a company that was at anytime previously a reporting or non-reporting shell company, can only be resold in reliance on Rule 144 if the following conditions are met: (1) the issuer of the securities that was formerly a reporting or non-reporting shell company has ceased to be a shell company; (2) the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act; (3) the issuer of the securities has filed all reports and material required to be filed under Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding twelve months (or shorter period that the Issuer was required to file such reports and materials), other than Form 8-K reports; and (4) at least one year has elapsed from the time the issuer filed the current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Please feel free to contact me should you require additional information at (702) 384-5563.

Sincerely,

BROWN, BROWN & PREMSRIRUT

/s/ Puoy Premsrirut

Puoy Premsrirut, Esq.

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